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                         January 9, 2024

       Nicolas Finazzo
       Chief Executive Officer
       AerSale Corporation
       255 Alhambra Plaza, Suite 435
       Coral Gables, FL 33134

                                                        Re: AerSale Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed January 5,
2024
                                                            File No. 333-276407

       Dear Nicolas Finazzo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Paul Kukish